Studsvik®

Datum – Date
March 18, 2003
Ert datum – Your date

Vår referens – Our reference

Er referens – Your reference

03 MAR 26 AM 7:21

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate
Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

03007642

Re: Studsvik AB (publ) - Information Furnished Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We hereby furnish this letter and accompanying information to the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. Our file number with the Commission is 82-5172.

If you have any questions please contact the undersigned at +46 155 22 10 61 or fax: +46 155 22 10 60.

Yours sincerely,

Inger Wahlström
Information

PROCESSED
APR 01 2003
THOMSON FINANCIAL

dlw 3/28

Enclosure:
Press Release March 18, 2003: Studsvik Acquires German IFM

Postadress - *Postal address*	Telefon - *Phone*	Bank	Bankgiro - *Banking account*	Säte - *Registered in*
Studsvik AB SE-611 82 Nyköping SWEDEN	Int +46 155 22 10 00 Telefax Int +46 155 26 30 00 E-post - *E-mail* studsvik@studsvik.se Web www.studsvik.se	Svenska Handelsbanken Box 224 SE-611 25 Nyköping, SWEDEN Konto - *Account* 6601 365 141 232 Swiftcode - HANDSESS	5197-4558 Postgiro - *Postal account* 139 05 96-3 Innehar F-skattebevis	Stockholm, SWEDEN Moms reg 04-556501-0997-01 Org no. 556501-0997 VAT no. SE556501099701

Studsvik Acquires German IFM

Studsvik is consolidating its position on the German market through the acquisition of the Industrieanlagen Fritz & Marx Group (IFM). The Group is a significant player on the fast-growing market for the decommissioning of nuclear facilities.

IFM, which has an order book spanning several years, annual net sales of about EUR 15 million and a total of 200 employees, will be integrated with Studsvik's German subsidiary, SINA. For some time, SINA has specialized in services for the decommissioning of nuclear facilities. With the acquisition, SINA is increasing its technical capacity to also conduct highly complex projects.

Following the acquisition, SINA now has about EUR 45 million in net sales and has just under 700 employees. This means that the company is a leading player on the market for the decommissioning of nuclear facilities in German.

Nuclear facility decommissioning is one of the fastest growing and most profitable segments in the nuclear market. At present, it is primarily Germany, and soon Italy, that are the most exciting geographical segments in Europe. England, Sweden and Lithuania are also of potential interest in the future.

So far, it is mainly nuclear research institutions and other non-power-producing facilities that have been dismantled. However, in Germany, the process of closing down commercial nuclear power plants has been underway for some time and decontamination and dismantling are expected to increase in the near future. Facilities pending decommissioning include the nuclear power plants Mülheim-Kärlich, Stade, which is now in its final operating period, and Obrigheim. The decommissioning of Obrigheim will probably start within a few years' time. Most nuclear power plants will probably be decommissioned in such a way that the plant sites are restored to greenfield status.

"IFM is a strategically important acquisition for Studsvik on a market where demand is already high. When the decommissioning of Mülheim-Kärlich starts, there will be a capacity shortage," says Kjell Westerberg, President of SINA in Germany. "The projects are usually long, since it can take 10-15 years before greenfield status is reached. We are prepared to meet the increased demand in Germany and we've a long history of working with the German market. IFM will enhance our expertise, bringing customers and contracts. We complement IFM with our know-how in health physics, which opens up opportunities for completely new types of projects for both companies."